Voya Financial, Inc.

FORM 11-K
(Annual Report of Employee Stock Plans)

Filed 06/26/15 for the Period Ending 12/31/14

Address     230 PARK AVENUE
NEW YORK, NY 10169
Telephone     212-309-6516
CIK    0001535929
Symbol    VOYA
SIC Code     6311 - Life Insurance
Fiscal Year    12/31

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2014

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 001-35897

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Voya 401(k) Savings Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Voya Financial, Inc.
230 Park Avenue
New York, New York 10169

Voya 401(k) Savings Plan
Audited Financial Statements and Supplemental Schedule

Contents

			Page
I.	The following financial statements and supplemental schedule for the Voya 401(k) Savings Plan are being filed herewith:

	Audited Financial Statements and Supplemental Schedule December 31, 2014 and 2013, and the years then ended:

	Report of Independent Registered Public Accounting Firm		2

	Audited Financial Statements:

	Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013		3
	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2014 and 2013		4
	Notes to Financial Statements		5

	Supplemental Schedule:

	Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)		14

	Signature Page:		15

II.	The following exhibits are being filed herewith:
	Exhibit No.	Description
	1	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP
	99.1	Certification Pursuant to 18 U.S.C Section 1350 (Section 905 of the Sarbanes-Oxley Act of 2002)

Report of Independent Registered Public Accounting Firm

Voya Financial Pension Committee
Voya 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Voya 401(k) Savings Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Voya 401(k) Savings Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of Voya 401(k) Savings Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Atlanta, Georgia
June 26, 2015

Voya 401(k) Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2014 and 2013

	2014	2013
Assets
Receivables:
Notes receivable from participants	$20,465,213	$20,382,721
Total receivables	20,465,213	20,382,721

Investments at fair value:
Mutual Funds	430,008,967	273,677,647
Common/collective trusts	486,285,947	578,107,463
Common stock funds	74,340,278	87,256,807
Guaranteed investment contracts	415,014,564	419,658,995
Self-directed brokerage account	13,340,483	11,427,279
Net assets available for benefits at fair value	1,418,990,239	1,370,128,191
Adjustment from fair value to contract value for fully-benefit responsive investment contracts	(14,155,123)	(9,457,500)
Net assets available for benefits	$1,425,300,329	$1,381,053,412

The accompanying notes are an integral part of these financial statements.

3

Voya 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2014 and 2013

	2014	2013
Additions:
Interest and dividends	$30,403,614	$20,433,355
Interest income on notes receivable from participants	824,463	797,495
Contributions - participants	51,476,969	50,636,070
Contributions - employers	33,651,691	34,589,136
Rollover contributions	6,391,515	3,590,577
Total additions	122,748,252	110,046,633
Change in fair value of investments	34,624,378	195,150,691
Additions, including change in fair value of investments	157,372,630	305,197,324

Deductions:
Benefits paid directly to participants	111,445,292	101,093,448
Deemed distributions	1,680,421	1,934,174
Total deductions	113,125,713	103,027,622
Net increase	44,246,917	202,169,702
Net assets available for benefits:
Beginning of year	1,381,053,412	1,178,883,710
End of year	$1,425,300,329	$1,381,053,412

The accompanying notes are an integral part of these financial statements.

4

Voya 401(k) Savings Plan
Notes to Financial Statements
December 31, 2014

1. Description of Plan

Effective July 17, 2014, the name of the ING U.S. Savings Plan and ESOP was changed to the Voya 401(k) Savings Plan (the “Plan”). The following is a general description of the Plan. Participants should refer to the Plan documents, including the summary plan description, for a more complete description of the Plan’s provisions, including those described herein. Any conflicts between the terms of the Plan document and this description shall be resolved by referring to the Plan document.

The Plan is a voluntary defined contribution plan available to all full-time employees, as defined in the Plan document. The Plan is intended to meet the requirements of Section 401(a) of the Internal Revenue Code (“IRC”). The Plan also contains a salary reduction feature intended to meet the requirements applicable to cash or deferred arrangements under Section 401(k) of the IRC. The Plan is intended to be in full compliance with applicable requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective September 1, 2014, ING North America Insurance Corporation changed its name to Voya Services Company (“Plan Sponsor”, or the “Company”). The Company is a wholly owned subsidiary of Voya Financial, Inc. (“Voya”), which changed its name from ING U.S., Inc. on April 7, 2014. Voya is traded on the New York Stock Exchange under the symbol “VOYA.” Prior to May 2013, Voya was an indirect, wholly-owned subsidiary of ING Groep N.V. (“ING Group”, “ING”, or “Groep”), a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange. In 2009, ING Group announced the anticipated separation of its global banking and insurance businesses, including the divestiture of the Company. As of December 31, 2014, ING Group’s ownership of Voya was reduced to approximately 19%, and as of March 9, 2015, ING Group has no ownership in Voya. The Voya Financial Pension Committee is the Plan administrator (“Plan Administrator”). Voya Institutional Trust Company, a wholly owned subsidiary of Voya is the trustee (“Trustee”) of the Plan.

The Plan covers all eligible employees of the Company as well as various other related Voya participating employers.

Investment Options

At December 31, 2014, the Plan’s assets were invested in the following investment vehicles:

Causeway International Value Fund - Class I
Equity Index Non-Lendable Fund M
ING Group Company Stock Fund
ING Leveraged Company Stock Fund
Metropolitan West Total Return Bond Fund - Class I
Northern Trust Collective EAFE Index Fund - DC - Non Lending-Tier One
Nuveen NWQ Small/Mid-Cap Value Fund - Class R
Robeco Boston Partners Large Cap Value Equity Fund
SSgA Russell Small/Mid Cap Index NL Index Series - Class C
Stable Value Option
T. Rowe Price Institutional Large-Cap Growth Fund
TD Ameritrade SDBA
Vanguard International Growth Fund
Vanguard ® Total Bond Market Index Fund - Signal Shares
Voya Company Stock Fund
Voya Real Estate Fund - Class I
Voya Small Cap Opportunities Portfolio - Class I
Voya Target Index Solution Trust 2015
Voya Target Index Solution Trust 2020
Voya Target Index Solution Trust 2025
Voya Target Index Solution Trust 2030
Voya Target Index Solution Trust 2035

Voya 401(k) Savings Plan
Notes to Financial Statements

1. Description of Plan (continued)

Voya Target Index Solution Trust 2040
Voya Target Index Solution Trust 2045
Voya Target Index Solution Trust 2050
Voya Target Index Solution Trust 2055
Voya Target Index Solution Trust Income Fund

The Plan offers a self-directed brokerage account option (“SDBA”). The SDBA is designed for investors who want to actively manage a greater choice of investments and are willing to pay additional fees and accept full responsibility for researching, selecting, monitoring and managing their investments.

Concentrations of Risk

As of December 31, 2014 and 2013, the Plan’s assets were significantly concentrated in Voya mutual funds, Voya collective investment trusts, Groep ADRs (defined as American Depository Shares) and Voya shares, the value of which is subject to fluctuations related to corporate, industry and economic factors.

Eligibility

All employees meeting the qualifying requirements, as specified in the Plan documents, are automatically enrolled in the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Company’s contribution. Company contributions are based on participant deferrals. Each participant’s account is also credited with allocations of Plan investment results; all earnings or losses are allocated to each participant’s account as soon as practicable. Participant accounts may be reduced by any administrative fees or expenses charged against the account. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions and to restore participant accounts previously forfeited, as specified in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account at the time benefit payments are made.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.

Participants will vest in the Company’s matching contributions plus actual earnings thereon over four years of service at the rate of 25% after the first year, 50% after the second year, 75% after the third year, and 100% after the fourth year. Participants are immediately fully vested when any of the following occur: (1) obtaining age 65 while actively employed, (2) dying while actively employed, (3) obtaining eligibility for benefits under Voya’s managed long term disability plan, or (4) termination or partial termination of the Plan to the extent such termination applies to a participant.

Any participant who is actively employed by the Company on the effective date of a sale of a direct or indirect controlling interest in the Company shall be 100% vested in and shall be entitled to a benefit equal to the value of the participant's account.

Participant Contributions

Participants in the Plan may contribute up to 50% of their pre-tax eligible compensation. Participants may also contribute eligible amounts representing distributions from other qualified plans (“rollovers”) and participants who have attained age 50 in a plan year may elect to make catch-up contributions for such plan year in addition to their participant contribution. Participant contributions, other than rollovers, are subject to limitations imposed by the IRC and the Plan.

The Plan offers a Roth feature. The Roth feature allows participants to make after-tax contributions to a Roth Account. These after-tax contributions are subject to the IRC pre-tax employee contribution limits. The Roth contributions plus earnings grow tax free and qualified Roth distributions are not subject to federal income taxes.

Employer Contributions

The Company matches participant pre-tax and Roth contributions at 100% of each participant’s contributions up to the first 6% of eligible compensation. The Company does not contribute matching contributions on catch-up contributions. The Company matching contributions are made in cash and allocated in accordance with each participant’s investment elections.

Voya 401(k) Savings Plan
Notes to Financial Statements

1. Description of Plan (continued)

Forfeitures

The non-vested portion of a participant's account is forfeited when certain terminations described in the Plan document occur. Forfeitures remain in the Plan and are used to reduce the Company's contributions to the Plan. The amount of the forfeited nonvested participant accounts as of December 31, 2014 and 2013 was $784,369 and $1,238,117, respectively.

As permitted by the Plan documents, the amount of forfeitures allocated in lieu of employer contributions for the years ended December 31, 2014 and 2013 was $1,157,028 and $355,419, respectively.

Dividends

Effective as of the March 25, 2014 Plan amendment, all dividends on Groep ADR's previously acquired through a leverage stock acquisition shall remain in the participant accounts to be reinvested. Dividends paid on all other investment options are automatically reinvested.

Participant Loans

Subject to the provisions of the Plan and applicable law, a participant may borrow against his/her account balance provided that the amount requested is at least $1,000 but not more than the lesser of 50% of the participant’s vested balance or $50,000 (taking into account the outstanding balance of all Plan loans made within the prior twelve months).

Each loan will bear an interest rate as prescribed by the Plan’s applicable provisions, the current prime interest rate plus 1%. Loan repayment periods are for a maximum of five years. Principal and interest are repaid ratably through payroll deductions.

Deemed Distributions

The Plan treats participant loans that are in default due to a missed payment and outstanding loan balances when a terminated participant takes a distribution as deemed distributions. A loan to an active participant is considered in default on the last business day of the calendar quarter following the calendar quarter in which the loan repayment was due. In accordance with Internal Revenue Service ("IRS") regulations, a participant who repays a loan after a deemed distribution will receive tax basis credits for repayment of a loan pursuant to IRS rules.

Benefits Paid

Upon termination of service due to death, disability, or retirement, a participant or their beneficiary may elect to receive either a lump-sum distribution or periodic payments of the participant’s account balance. A participant may elect to receive benefits in cash, Groep ADRs or Voya shares to the extent the participant's account is invested in the ING Leveraged Company Stock Fund, ING Group Company Stock Fund or the Voya Company Stock Fund. Additionally, upon termination of employment with the Company or a Voya participating employer, a participant may elect to receive a lump sum distribution of their vested account balance. In-service withdrawals are permitted for active participants who have attained age 59½ of their vested account balance. As defined in the Plan documents, certain participants are also eligible for hardship withdrawals, consistent with the provisions of the IRC. Participants should refer to the Plan documents for a complete discussion of benefit payment provisions.

Administrative Expenses

To the extent the Company is required by law or elects to pay such expenses, the Plan sponsor shall be responsible for paying such Plan expenses. All expenses of the Plan shall, to the extent permitted by law, be paid by the Plan Trust Fund, unless the Company elects to pay such expenses.

Plan Termination

Although it has not expressed any intent to do so, the Company has retained the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants will become 100% vested in their Plan accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

As required by Accounting Standards Codification “FASB Accounting Standards Codification” (the “Codification” or “ASC”) Topic 946, “Financial Services - Investment Companies” and ASC Topic 962, “Plan Accounting - Defined Contribution Pension Plans,” investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value.

Voya 401(k) Savings Plan
Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

ASC Topic 962 requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statements of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

The Plan provides for investments in Groep ADRs, Voya shares, guaranteed investment contracts (“GICs”), common collective trusts, SDBA and mutual funds. Mutual funds are stated at fair value, which is the quoted market price in an active market of the shares owned on the last day of the Plan year. Investments in Groep ADRs and Voya shares are based on the daily Net Asset Value (“NAV”) per unit of the stock funds which is determined using quoted market prices of the underlying investments. Units of the common collective trusts are valued at the NAV redemption value as determined by the trustee.

As discussed above, the Plan accounts for fully benefit responsive investment contracts in accordance with ASC Topics 946 and 962. Generally, contract value is equal to participant deposits minus participant withdrawals plus credited interest. Interest credited is net of expenses. Contract value may be subject to adjustments in connection with contractholder directed withdrawals that are subject to a market value adjustment. Under limited circumstances (imposition of an equity wash provision) contract value may be adjusted as a result of a market value adjustment or, in the case of the Stable Value Option, to reflect the current ratio of market value to contract value. The fair value of the Stable Value Option which consists of an underlying GIC is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3. Income Tax Status

The Plan received a determination letter from the IRS dated November 4, 2013, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore believes the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; On January 21, 2011, the Plan was notified by the IRS of an examination for Plan years ending December 31, 2008 and 2009. On June 26, 2013, the Company entered into a Closing Agreement to fully resolve the examination of the Plan. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011. Notwithstanding the foregoing, the IRS may nonetheless audit the Plan to ensure it has been operated in accordance with the Plan document and applicable laws.

Voya 401(k) Savings Plan
Notes to Financial Statements

4. Investments

The following individual investments represented 5% or more of the Plan's total net assets as of December 31:

	2014	2013
Equity Index Non-Lendable Fund M	$173,007,775	$150,994,366
SSgA Russell Small/Mid Cap Index NL series - class C	109,172,960	106,660,416
Stable Value Option (at contract value)**	400,859,441	410,201,495
T. Rowe Price Institutional Large-Cap Growth Fund	148,578,655	*
Vanguard International Growth Fund	*	76,682,365
Winslow Large Cap Growth Stock Fund - class I	*	104,255,677
* Investment was not greater than 5% of the Plan's total net assets.
** The Fair Value of the Plan's investment in Stable Value Option was $415,014,564 and $419,658,995 as of December 31, 2014 and 2013, respectively.

The net appreciation (depreciation) in fair value of each significant class of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments, was as follows for the years ended December 31:

	2014	2013
Mutual funds	$66,703	$37,665,024
Common/collective trusts	38,794,955	127,174,050
Common stock funds	(4,566,655)	29,239,174
Self-directed brokerage account:
U.S. equities	189,157	755,780
Mutual funds	141,099	319,685
Cash and cash equivalents	(881)	(3,022)
Net appreciation in value	$34,624,378	$195,150,691

5. Investment in Insurance Contracts

As of December 31, 2014, the Plan maintained one GIC related investment option, the Stable Value Option. The underlying investment of the
Stable Value Option consists of the Separate Account GIC contract ST-14698 (the “Contract”) issued by Voya Retirement Insurance and Annuity Company (a party-in-interest). The contract owned by the Plan is considered fully benefit-responsive in accordance with ASC Topic 962. As of December 31, 2014 and 2013, the contract value of the investments in insurance contracts was $400,859,441 and $410,201,495, respectively.

The earnings of the GIC investment are based on an interest rate applied to each participant’s outstanding balance. The interest rates are analyzed and may be reset by the GIC issuer semi-annually for the Contract.

Premature termination in whole or in part of the Contract is at the discretion of the Plan Sponsor and generally involves a payment adjusted to its fair value. The Contract permits a book value corridor through which a threshold percentage of the contract balance is available at book value in the event of certain employer actions such as spinoffs, divestitures, corporate relocations, layoffs, retirement incentive programs, the creation of a competing investment option, or partial or total plan terminations. Clone contracts are generally available subject to underwriting considerations to be issued to a takeover entity. In addition, the contracts generally provide for book value to be preserved if the withdrawal of funds from the contract is made over a protracted period described in the contract (“book value settlement”).

The average yields based on actual earnings for the Contract for the years ended December 31, 2014 and 2013, were 3.69% and (0.63)%, respectively. The average yield is based on interest credited to participants for the Contract for the years ended December 31, 2014 and 2013, was 2.49% and 2.92%, respectively. The crediting interest rates to participants for the Contract as of December 31, 2014 and 2013 were 2.49% and 2.92%, respectively. The Contract has no minimum crediting interest rate, no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts. Fund performance, net cash flows of the Plan investments, and duration of assets are factors that could influence the average interest credited rate.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan) (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event which would limit the Plan’s ability to transact at contract value with participants is probable.

Voya 401(k) Savings Plan
Notes to Financial Statements

5. Investment in Insurance Contracts (continued)

The GIC issuer may discontinue the contract with the Plan under the following circumstances:

•	The Plan fails to meet any of its obligations under this contract or under any related agreement;

•	All amounts under this contract are withdrawn;

•	The Plan is no longer a qualified plan under the Code;

•	The Plan is terminated;

•	The Plan no longer has any obligations under the Plan;

•	Any action is taken by the Plan Sponsor, or any other official, which:

a.	Creates a Competing Investment Option;

b.	Significantly liberalizes, as determined by the issuer, the Plan withdrawal or transfer rights of Members;

c.	Materially affects the issuer rights and obligations under this contract;

•	The Plan, without the issuer written agreement, attempts to assign the Plan’s interest in this contract;

•	The Plan rejects an amendment to this contract proposed by the issuer under the Amendments section;

•	The issuer elects to discontinue accepting deposits for all contracts of this class;

•	Employees of an Employer are no longer eligible to participate in the Plan (any such discontinuance affects only those ineligible employees);

•
A change in applicable laws and regulations (including tax laws and regulations) which materially affects the taxation of this contract or Separate Account, or otherwise materially affects the issuer obligations hereunder.

6. Financial Instruments

Fair Value Measurements

ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

Fair Value Hierarchy

The Plan has categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to inputs that are unobservable in the market place (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets recorded at fair value on the Statements of Net Assets Available for Benefits are categorized as follows:

•
Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Plan defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 - Quoted prices in markets that are not active or values based on inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a.	Quoted prices for similar assets or liabilities in active markets;

b.	Quoted prices for identical or similar assets or liabilities in non-active markets;

c.	Inputs other than quoted market prices that are observable; and

d.	Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

•
Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques.

Voya 401(k) Savings Plan
Notes to Financial Statements

6. Financial Instruments (continued)

The following tables present the Plan’s hierarchy for its assets measured at fair value:

	Assets at Fair Value as of		December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets:
Mutual funds:
U.S. equities	$244,222,552	$—	$—	$244,222,552
International equities	109,146,607	—	—	109,146,607
Short-term investment fund (1)	76,639,808	—	—	76,639,808
Common/collective trusts (2) :
U.S. equities	—	324,091,810	—	324,091,810
International equities	—	10,098,812	—	10,098,812
Lifecycle funds (3)	—	149,146,909	—	149,146,909
Short-term investment fund	—	2,948,416	—	2,948,416
Common stock funds (4)	—	74,340,278	—	74,340,278
Guaranteed investment contracts	—	415,014,564	—	415,014,564
Self-directed brokerage account:
U.S. equities	8,934,291	—	—	8,934,291
Mutual funds	2,538,854	—	—	2,538,854
Cash and cash equivalents	1,867,338	—	—	1,867,338
Total	$443,349,450	$975,640,789	$—	$1,418,990,239

	Assets at Fair Value as of		December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets:
Mutual Funds:
U.S. equities	$82,032,303	$—	$—	$82,032,303
International equities	119,646,635	—	—	119,646,635
Short-term investment fund (1)	71,998,709	—	—	71,998,709
Common/collective trusts (2) :
U.S. equities	—	437,187,194	—	437,187,194
International equities	—	10,032,279	—	10,032,279
Lifecycle funds (3)	—	127,277,202	—	127,277,202
Short-term investment fund	—	3,610,788	—	3,610,788
Common stock funds (4)	—	87,256,807	—	87,256,807
Guaranteed investment contracts	—	419,658,995	—	419,658,995
Self-directed brokerage account:
U.S. equities	7,076,998	—	—	7,076,998
Mutual funds	2,613,908	—	—	2,613,908
Cash and cash equivalents	1,736,373	—	—	1,736,373
Total	$285,104,926	$1,085,023,265	$—	$1,370,128,191

(1)
This category is designed to protect capital with low risk investments in bonds and various short-term debt instruments. There are currently no restrictions on these investments. The fair values of the investments in this class have been determined based upon quoted market prices.

(2)
This category includes common/collective trust funds that are designed to provide growth in capital by replicating benchmark indices and includes primarily equity investments. There are currently no redemption restrictions on these investments. The fair values of the investments in this class have been estimated based upon the net asset value per share.

(3)
This category includes investment in funds that seek long term capital appreciation and growth. The life cycle funds that are within this category are invested in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. There are currently no redemption restrictions on these investments. The fair values of the investments in this class have been estimated based upon the net asset value per share.

Voya 401(k) Savings Plan
Notes to Financial Statements

6. Financial Instruments (continued)

(4)
This category includes investments in Groep ADRs and Voya shares. There are currently no redemption restrictions on this investment; however there may be times that the Voya shares are subject to blackout periods. Participants will generally receive advance notice of a blackout period and its anticipated end date. The fair values of the investments in this class have been estimated based upon the net asset value per share.

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets are measured at estimated fair value on the Plan’s Statements of Net Assets Available for Benefits. The Plan defines fair value as the price that would be received to sell an asset (an exit price) in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. Fair value is required to be a market-based measurement which is determined based on a hypothetical transaction at the measurement date, from a market participant’s perspective. The Plan considers three broad valuation techniques when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Plan determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Plan prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Plan utilizes a number of valuation methodologies to determine the fair values of its financial assets in conformity with the concepts of “exit price” and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third-party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Plan reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Plan, including in-depth validation procedures confirming the observability of inputs.

The following valuation methods and assumptions were used by the Plan in estimating the reported values for the investments described below:

Mutual Funds : Mutual funds are reported at NAV as calculated by the mutual fund based upon the value of the securities held by the mutual funds and are included in Level 1. This financial instrument includes U.S equities, International equities, and Short-term investment funds.

Common/Collective Trust : Common/collective trusts are reported at NAV or alternative fair value methods by the Trustee when NAV is not available. These shares are included in Level 2.

Common Stock Funds : Groep ADRs and Voya shares are reported based upon a quoted market price and observable market inputs. These shares are included in Level 2.

Guaranteed Investment Contracts : The GIC is reported based upon observable inputs, including the Plan’s assumptions as to what market participants would use in pricing such instruments. The GIC is included in Level 2.

Self Directed Brokerage Account: The securities held within the SDBA are standard assets such as mutual funds, equities and cash and cash equivalent assets. These holdings are reported at quoted market price. These assets are included in Level 1.

Transfers in and out of Level 1 and 2

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2014 and 2013. The Plan’s policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

7. Parties-in-Interest to the Plan

The Plan holds investments in several Voya mutual funds, Groep ADRs, Voya shares, Voya collective investment trusts and GICs that are managed by affiliated companies of the Plan Sponsor. These affiliated companies are considered parties-in-interest (as defined in ERISA) to the Plan. As of December 31, 2014 and 2013, funds of $706,261,309 and $691,996,563, respectively, were held in such investments and are considered party-in-interest transactions.

8. Subsequent Events

The Plan has evaluated subsequent events for recognition and disclosure through the date of issuance of the financial statements.

Supplemental Schedule

Voya 401(k) Savings Plan
EIN: 52-1317217 Plan No.: 001
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
As of December 31, 2014

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
	Causeway International Value Fund - Class I	Mutual Fund Shares	$38,859,431
	Equity Index Non-Lendable Fund M	Common/Collective Trust	173,007,775
*	ING Group Company Stock Fund	Stock Fund Shares	41,296,685
*	ING Leveraged Company Stock Fund	Stock Fund Shares	26,538,827
	Metropolitan West Total Return Bond Fund - Class I	Mutual Fund Shares	59,149,299
	Northern Trust Collective EAFE Index Fund - DC - Non Lending-Tier One	Common/Collective Trust	6,403,816
	Notes Receivable From Participants	**	20,465,213
	Nuveen NWQ Small/Mid-Cap Value Fund - Class R	Mutual Fund Shares	13,729,216
	Robeco Boston Partners Large Cap Value Equity Fund	Common/Collective Trust	48,554,487
	SSgA Russell Small/Mid Cap Index NL Index Series - Class C	Common/Collective Trust	109,172,960
*	Stable Value Option	Guaranteed Investment Contract	400,859,441	***
	T. Rowe Price Institutional Large-Cap Growth Fund	Mutual Fund Shares	148,578,655
	TD Ameritrade SDBA	Self-Directed Brokerage Account	13,340,483
	Vanguard International Growth Fund	Mutual Fund Shares	70,287,176
	Vanguard ® Total Bond Market Index Fund - Signal Shares	Mutual Fund Shares	17,490,509
*	Voya Company Stock Fund	Stock Fund Shares	6,504,766
*	Voya Real Estate Fund - Class I	Mutual Fund Shares	47,765,907
*	Voya Small Cap Opportunities Portfolio - Class I	Mutual Fund Shares	34,148,774
*	Voya Target Index Solution Trust 2015	Common/Collective Trust	12,130,602
*	Voya Target Index Solution Trust 2020	Common/Collective Trust	2,513,921
*	Voya Target Index Solution Trust 2025	Common/Collective Trust	38,260,759
*	Voya Target Index Solution Trust 2030	Common/Collective Trust	1,208,559
*	Voya Target Index Solution Trust 2035	Common/Collective Trust	45,108,065
*	Voya Target Index Solution Trust 2040	Common/Collective Trust	926,643
*	Voya Target Index Solution Trust 2045	Common/Collective Trust	38,574,933
*	Voya Target Index Solution Trust 2050	Common/Collective Trust	942,023
*	Voya Target Index Solution Trust 2055	Common/Collective Trust	5,644,085
*	Voya Target Index Solution Trust Income Fund	Common/Collective Trust	3,837,319
			$1,425,300,329
Note: Column (d) cost information is omitted for all participant directed investments.

* Indicates a party-in-interest plan
** Each loan will bear an interest rate prescribed by the Plan's applicable provisions when the loan is issued, currently the prime interest rate plus 1%. Current interest rates on participant loans is 4.25% as of December 31, 2014. Loan repayment periods are for a maximum of five years. Current maturity dates on participant Loans range from January 2015 to March 2017 as of December 31, 2014. The repayment periods above the maximum of five years are due to grandfathered plans acquired during company acquisitions.
*** Stated at contract value

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Voya 401(k) Savings Plan

By: Voya Financial Pension Committee

June 26, 2015	By: /s/	Steven T. Pierson
Dated	Name:	Steven T. Pierson
	Title:	Chairman, Voya Financial Pension Committee